Consent of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-160002, 33-59080, 333-62739, 333-138245 and 333-206244) on Form S-8 of Minerals Technologies Inc. of our report dated June 21, 2019, with respect to the statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”) and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 Annual Report on Form 11-K of the Minerals Technologies Inc. Savings and Investment Plan.

/s/ KPMG LLP

Short Hills, New Jersey
June 21, 2019